12/18

02069087

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l Health Partners Inc.

*CURRENT ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4868 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1/15/03

INTERNATIONAL HEALTH PARTNERS INC.

2002

ANNUAL REPORT

TABLE OF CONTENTS

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders of International Health Partners Inc. will be held on Friday, December 6, 2002, at 2:00 PM, in the Plus 15 Meeting Room, at the Ernst & Young Tower, 440 – 2 Avenue S.W., Calgary, Alberta.

82-4868

REPORT TO SHAREHOLDERS

International Health Partners Inc. ("IHP") continues to develop itself into a leading Practice Management Company building value for its shareholders. In the past year, IHP has met its previous targets of increasing revenues to $4.8 million, a 65% increase over the previous year's revenue of $2.9 million.

Over the course of the year, Management restructured the operating leases of its facilities with its lease lender of choice to increase cash flow from its existing revenues. Additionally, IHP has developed a positive banking relationship with The Bank of Montreal. Management has developed an acquisition strategy that meets the needs of both these lenders and will allow IHP to continue to acquire and finance the acquisition of profitable smaller centres until our larger financing goals are met.

In June of this year, IHP used this structure to acquire the assets of AE Dental, the location of this acquisition situated in a strip mall anchored by an IKEA Store and a Home Depot, marked another successful step in our Company's growth strategy. As of July 2002, this location has been operated as a "BrightSmile" ™ Dental Centre.

In September of 2002, IHP signed a Letter of Intent with PCG Ventures Inc., a CPC shell on the TSX Venture Exchange. The anticipated transaction will see PCG subscribe for 2.7 million shares of IHP common stock as its "Qualifying Transaction". This will result in IHP increasing its cash position by $270,000.00

The Corporation continues to develop its 5 year plan. Although this plan has taken longer than anticipated, Management is pleased that it has been successful in retaining Loewen and Partners Corporate Services Inc. to assist in the final development. It is anticipated that by early 2003 IHP will be successfully attracting debt financing to begin an aggressive acquisition program.

Management recognizes that despite what we believe to be tremendous strides in the development of IHP as a Practice Management Company, our common share price continued to trend downward. Since May of 2001, Management decided that it was better to focus 100% of available resources on developing a strong company whose fundamentals would increase share value. Management believes that the current fiscal year will see improved results for IHP and its shareholders as the markets recognize the value of the stable and increasing revenue streams our facilities generate.

Sincerely

"signed"
David B. McQuaig
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand 310 SMILE and trades under the symbol IHP on the TSX Venture Exchange.

- For the year ended June 30, 2002, the Corporation recorded total revenue of $4,886,364 of which $3,647,733 was derived from dental facilities & management fee income and $1,238,631 was derived from medical contract income.

- Expenses directly relating to the dental and medical facilities income were $2,303,208. These expenses consist of professional fees of $1,944,103 and lab fees of $359,105. Operating expenses relating to the dental and medical facilities were $1,986,228, including wages in the amount of $1,005,508. General and administrative expenses for the management of the Corporation were $575,992, including wages in the amount of $226,225.

- The Corporation issued a news release September 30, 2002 announcing that it will issue Common Shares through a private placement for a maximum of $300,000. The issue price will be $0.10 per share. PCG Ventures Inc. will purchase the majority of the shares. The placement is subject to regulatory approval and the approval of the shareholders of PCG Ventures Inc.

- The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta for a two-year period commencing October 15, 2002 to October 14, 2004.

- The Corporation granted stock options to acquire 299,000 shares to directors, officers and employees on September 5, 2002. The options have an exercise price of $0.10 and expire September 5, 2007.

- Effective July 2002, the Corporation renegotiated capital leases in the amount of $333,581. The implicit interest rate is 7.5% and the maturity date is October 2009.

- The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities.

- In addition, management is continuing with its previous objective of increasing revenue and profitability at the existing facilities.

82-4868

MANAGEMENT'S REPORT

The accompanying financial statements of International Health Partners Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with generally accepted accounting principles.

The Company maintains systems of internal accounting and administrative controls, consistent with reasonable costs, which are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate, and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.

The financial statements have been audited by Buchanan Barry LLP, and their report is contained herein.

("signed")
David McQuaig
President and Chief Executive Officer

("signed")
Brian Lamb, CMA
Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTERNATIONAL HEALTH PARTNERS INC.

We have audited the consolidated balance sheets of International Health Partners Inc. as at June 30, 2002 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were audited by another firm of chartered accountants.

Calgary, Alberta
October 5, 2002

"signed"
Buchanan Barry LLP
Chartered Accountants

FINANCIAL STATEMENTS

BALANCE SHEETS
June 30, 2002 and 2001

	2002	2001
ASSETS		
Current assets		
Cash held in trust	$ 148,725	$ -
Short-term investments	138,158	-
Accounts receivable	344,245	188,185
Inventory	39,338	30,753
Prepaid expenses and deposits	63,023	77,320
	733,489	296,258
Capital assets *(note 6)*	1,181,507	960,806
Intangible assets *(note 7)*	6,333	-
Goodwill *(note 8)*	452,005	120,978
	$ 2,373,334	$ 1,378,042
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness *(note 9)*	$ 17,605	$ 37,968
Accounts payable and accrued liabilities	708,209	389,255
Other accounts payable *(note 10)*	30,000	198,000
Deferred revenue *(note 11)*	138,158	-
Current portion of long-term debt *(note 12)*	51,940	51,940
Current portion of capital lease obligations *(note 13)*	67,861	102,110
Convertible debenture *(note 14)*	60,000	-
	1,073,773	779,273
Long-term debt *(note 12)*	28,207	83,017
Capital lease obligations *(note 13)*	828,824	404,879
	1,930,804	1,267,169
Shareholders' equity:		
Share capital *(note 15)*	1,684,291	1,115,495
Deficit	(1,241,761)	(1,004,622)
	442,530	110,873
Future operations *(note 2)*		
Commitments *(note 19)*		
Subsequent events *(note 20)*		
	$ 2,373,334	$ 1,378,042

Signed on behalf of the Board:

"signed"
Randy Dawson, Director

"signed"
Steve Walton, Director

See accompanying notes to financial statements.

82-4868

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS AND DEFICIT
Years ended June 30, 2002 and 2001

	2002	2001
Dental facilities revenue	$ 3,560,102	$ 2,049,635
Medical revenue	1,238,631	894,121
Management fees	87,631	-
	4,886,364	2,943,756
Dental, medical and lab fees	2,303,208	1,223,857
	2,583,156	1,719,899
Other income and expenses		
Operating expenses	1,986,228	1,804,283
General and administrative	575,992	238,186
Amortization	205,553	198,105
Interest on long-term obligations	58,763	52,452
Other income	(6,241)	(63,880)
	2,820,295	2,229,146
Net loss	(237,139)	(509,247)
Deficit, beginning of year	(1,004,622)	(495,375)
Deficit, end of year	$ (1,241,761)	$ (1,004,622)
Loss per share - basic	$ (0.03)	$ (0.10)
Loss per share – fully diluted	$ (0.03)	$ (0.10)

See accompanying notes to financial statements.

FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
Years ended June 30, 2002 and 2001

	2002	2001
Cash flows from (used in) operating activities		
Net loss	$ (237,139)	$ (509,247)
Items not involving cash:		
Depreciation and amortization	205,553	198,105
Services settled with the issuance of shares	12,500	9,000
	(19,086)	(302,142)
Net change in non-cash working capital relating to operating balances (*note 18)*	138,764	244,524
	119,678	(57,618)
Cash flows from (used in) financing activities		
Issuance of common shares	556,296	216,857
Repayment of long-term debt	(54,810)	(59,440)
Proceeds from capital lease obligations (net of repayments)	154,365	(54,705)
Proceeds from convertible debenture	60,000	-
	715,851	102,712
Cash flows from (used in) investing activities		
Purchase of capital assets	(169,518)	(12,984)
Purchase of intangible assets	(9,500)	-
Purchase of goodwill	(321,176)	-
Proceeds on sale of short-term investments	–	53,160
Business acquisition costs capitalized	(28,089)	(57,660)
	(528,283)	(17,484)
Increase (decrease) in cash and cash equivalents	307,246	27,610
Cash and cash equivalents, beginning of year	(37,968)	(65,578)
Cash and cash equivalents, end of year	$ 269,278	$ (37,968)
Cash and cash equivalents consist of		
Cash held in trust	$ 148,725	$ -
Redeemable investments	138,158	-
Bank indebtedness	(17,605)	(37,968)
	$ 269,278	$ (37,968)

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. GENERAL

International Health Partners Inc. (the "Corporation") is incorporated under the Business Corporations Act (Alberta). The Corporation acts as a dental and medical practice management company through which it acquires operating dentistry and medical assets, employs the non-professional personnel and enters into service agreements with dental and medical practitioners.

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

The Corporation carries on the business of dental and medical practice management in one operating segment exclusively in Western Canada.

2. FUTURE OPERATIONS

The consolidated financial statements are prepared on a basis appropriate for a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. At June 30, 2002, the Corporation has a working capital deficiency and has incurred operating losses. The Corporation's ability to continue as a going concern is dependent upon achieving profitable operations and obtaining financing to meet its obligations. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of certain assets and liabilities and the reported revenue and expenses.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements include the accounts of International Health Partners Inc. and of all subsidiary companies and comply with Canadian generally accepted accounting principles.

(b) Cash held in trust

Cash held in trust consists of funds held by the Corporation's lawyers pending completion of the purchase of AE Dental Centre Ltd.

(c) Short-term investments

Short-term investments are valued at the lower of cost or quoted market value (market value: 2002 - $138,158; 2001 - $nil).

(d) Inventory

Inventory is stated at the lower of cost and net realizable value. It is accounted for on a first in first out basis.

NOTES TO FINANCIAL STATEMENTS

3. Significant accounting policies cont'd

(e) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets at the following annual rates.

Asset	Basis	Rate
Office furniture and fixtures	Declining balance	20%
Dental equipment	Declining balance	20%
Computer equipment and software	Declining balance	30%
Leasehold improvements	Straight-line	10 years

(f) Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets as follows:

Asset	Basis	Rate
License agreement	Straight-line	42 months

(g) Goodwill

Goodwill is recorded at cost less accumulated amortization. Goodwill has not been amortized for the year ended June 30, 2002 in accordance with Canadian generally accepted accounting principles. Management reviews the valuation of goodwill on an ongoing basis, taking into consideration any events or circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary based on the expected cash flows.

(h) Loss per share

Basic loss per Common Share is calculated using the weighted average number of Common Shares outstanding during the year. For the year ended June 30, 2002 the weighted average number of Common Shares outstanding was 6,995,154 (2001 – 4,959,775).

(i) Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(j) Stock-based compensation plans

The Corporation has stock-based compensation plans which are described in note 15.

Consideration paid on exercise of stock options or purchase of stock is credited to Common Shares and no compensation expense is recognized when stock options or stock are issued.

82-4868

NOTES TO FINANCIAL STATEMENTS

4. CHANGE IN ACCOUNTING POLICY

Effective July 1, 2001, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill. Goodwill was not amortized for the year ended June 30, 2002. Previously the Corporation amortized goodwill on a straight-line basis over 5 years. There has been no change in previously reported amounts and comparative financial statements have not been restated.

Effective July 1, 2000 the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for income taxes using the liability method. Previously the Corporation used the deferral method. The new policy has been adopted retroactively and there was no change in previously reported amounts. Comparative financial statements were not restated.

5. BUSINESS ACQUISITIONS

(a) DentaCare - Westland ("Westland")

The Corporation acquired certain assets of Westland effective July 1, 2001. The transaction was accounted for using the purchase method.

b) DentaCare Inc. ("DentaCare")

The Corporation acquired certain assets of DentaCare effective July 1, 2001. The transaction was accounted for using the purchase method.

(c) AE Dental Centre Ltd. ("AE Dental")

The Corporation acquired certain assets of AE Dental effective June 14, 2002. The transaction was accounted for using the purchase method. The Common Shares in the amount of $15,000 were issued subsequent to June 30, 2002 and have been recorded in other accounts payable (note 10).

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

	Westland	DentaCare	AE Dental	Total
Cash	$ 22,112	$ -	$ 142,885	$ 164,997
Convertible Debenture	69,230	35,770	60,000	165,000
Issuance of share capital	155,000	-	15,000	170,000
Assumption of debt	120,000	-	82,115	202,115
	$ 366,342	$ 35,770	$ 300,000	$ 702,112

Net Assets acquired, at fair value:

	Westland	DentaCare	AE Dental	Total
Current assets	$ 67,666	$ -	$ 20,000	$ 87,666
Capital assets	149,750	-	160,000	309,750
Intangible assets	-	9,500	-	9,500
Prepaid revenue	-	26,270	-	26,270
Goodwill	201,176	-	120,000	321,176
Current liabilities	(52,250)	-	-	(52,250)
	$ 366,342	$ 35,770	$ 300,000	$ 702,112

NOTES TO FINANCIAL STATEMENTS

5. Business Acquisitions cont'd

(d) BowGlen Medical Centre ("BowGlen")

The Corporation acquired certain assets of BowGlen effective September 1, 2000. The transaction was accounted for using the purchase method.

(e) SouthWest Medical Centre ("SouthWest")

The Corporation acquired certain assets of SouthWest effective November 1, 2000. The transaction was accounted for using the purchase method. The Common Shares in the amount of $84,000 were issued subsequent to June 30, 2001 and were recorded in other accounts payable (note 10).

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

	BowGlen	SouthWest	Total
Note payable	$ 35,000	$ -	$ 35,000
Issuance of share capital	38,000	84,000	122,000
Acquisition costs	28,830	28,830	57,660
	$ 101,830	$ 112,830	$ 214,660

Net Assets acquired, at fair value:

	BowGlen	SouthWest	Total
Inventory	$ 5,000	$ 5,000	$ 10,000
Capital assets	95,000	95,000	190,000
Goodwill	26,830	12,830	39,660
Assumption of term loan	(25,000)	-	(25,000)
	$ 101,830	$ 112,830	$ 214,600

NOTES TO FINANCIAL STATEMENTS

6. CAPITAL ASSETS

During the year ended June 30, 2002 the Corporation acquired capital assets in the amount of $235,331 through capital lease obligations.

			2002
	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 40,816	$ 19,695	$ 21,121
Computer equipment under capital lease	81,832	39,487	42,345
Office furniture and fixtures	36,804	8,094	28,710
Office furniture and fixtures under capital lease	38,858	8,546	30,312
Medical and dental equipment	270,971	90,720	180,251
Medical and dental equipment under capital lease	486,561	162,900	323,661
Leasehold improvements	407,393	83,633	323,760
Leasehold improvements under capital lease	291,109	59,762	231,347
	$ 1,654,344	$ 472,837	$ 1,181,507

			2001
	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 13,740	$ 5,325	$ 8,415
Computer equipment under capital lease	74,158	28,742	45,416
Office furniture and fixtures	16,785	2,791	13,994
Office furniture and fixtures under capital lease	12,098	2,011	10,087
Medical and dental equipment	236,124	66,379	169,745
Medical and dental equipment under capital lease	315,664	88,740	226,924
Leasehold improvements	301,578	40,981	260,597
Leasehold improvements under capital lease	261,109	35,481	225,628
	$ 1,231,256	$ 270,450	$ 960,806

7. INTANGIBLE ASSETS

			2002
	Cost	Accumulated amortization	Net book value
License agreement	$ 9,500	$ 3,167	$ 6,333

8. GOODWILL

	2002	2001
Cost	$ 495,686	$ 164,660
Accumulated amortization	(43,681)	(43,682)
	$ 452,005	$ 120,978

NOTES TO FINANCIAL STATEMENTS

9. BANK INDEBTEDNESS

	2002	2001
Cheques issued in excess of funds on deposit	$ 17,605	$ 12,968
Operating loan	-	25,000
	$ 17,605	$ 37,968

Revolving lines of credit are available to the Corporation up to a maximum of $150,000. The loans are repayable on demand and bear interest at prime plus 1.25% per annum. General security agreements and general assignments of book debts secure the loans.

10. OTHER ACCOUNTS PAYABLE

	2002	2001
Share subscriptions payable	$ 15,000	$ 114,000
Deferred purchase consideration (note 5(c) and (e))	15,000	84,000
	$ 30,000	$ 198,000

Share subscriptions payable

As consideration for the purchase of office furniture and computer equipment and software in April 2002 in the amount of $15,000, the Corporation issued 150,000 Common Shares at a deemed issue price of $0.10 per share. The shares were issued subsequent to June 30, 2002.

Funds in the amount of $114,000 were received by the Corporation prior to June 30, 2001 for Common Shares issued through a private placement in August 2001.

11. DEFERRED REVENUE

Deferred revenue consists of funds received in advance from the Graduate Students Association of the University of Alberta for dental services provided subsequent to June 30, 2002.

12. LONG-TERM DEBT

	2002	2001
Bank loan, repayable in monthly installments of $2,870 plus interest at bank prime plus 2.25%, due March 2004	$ 62,647	$ 99,957
Note payable, non-interest bearing, due August 2002	17,500	35,000
	80,147	134,957
Less current portion	51,940	51,940
	$ 28,207	$ 83,017

The bank loan is secured by government guarantees and other non-corporate security.

Principal payments for the next two years are as follows:

2003	$ 51,940
2004	$ 28,207
	$ 80,147

NOTES TO FINANCIAL STATEMENTS

13. CAPITAL LEASE OBLIGATIONS

	2002	2001
Capital leases, renegotiated July 2002 (note 20)	$ 333,581	$ 396,273
Capital lease, repayable in monthly installments of $2,400 including interest at 8.75%, due May 2005	90,864	110,716
Capital lease, repayable in monthly installments of $369 including interest at 12%, due January 2007	7,135	-
Capital lease, repayable in monthly installments of $1,961 including interest at 7%, due July 2009	130,508	-
Capital leases, repayable in monthly installments of $7,572 including interest at 7.5%, due October 2009	103,757	-
Capital lease, repayable in monthly installments of $3,646 including interest at 7.5%, due November 2009	230,840	-
	896,685	506,989
Less current portion	67,861	102,110
	$ 828,824	$ 404,879

Future minimum lease payments, excluding implicit interest, are as follows:

2003	$ 67,861
2004	127,434
2005	157,485
2006	120,713
2007 and subsequent	423,192
	$ 896,685

14. CONVERTIBLE DEBENTURE

The convertible debenture in the amount of $60,000 (2001 - $Nil) was issued June 14, 2002 and bears interest at the rate of 6% per annum. Principle and interest are payable on the due date, June 14, 2003. The debenture is secured by way of a fixed and floating charge over the Corporation's present and after acquired assets. The security is subordinated to the prior payment in full of all senior indebtedness. The conversion price is $0.25 per Common Share. The holder has the right to convert any or all of the principle amount at any time until the debenture is fully repaid, redeemed, purchased by the Corporation or cancelled. The debenture is redeemable, in its entirety, but not partially, at any time prior to maturity, at the option of the Corporation.

NOTES TO FINANCIAL STATEMENTS

15. SHARE CAPITAL

(a) Authorized:

Unlimited number of Common Shares

Unlimited number of Preferred Shares issuable in series

(b) Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	4,487,607	$ 851,638
Issued for cash on private placements	411,000	205,500
Issued on business acquisitions (note 5)	126,667	38,000
Issued for cash on exercise of options	100,000	26,738
Issued for services	30,000	9,000
Share issue costs	-	(15,381)
Balance, June 30, 2001	5,155,274	$1,115,495

	Number of shares	Amount
Balance, June 30, 2001	5,155,274	$1,115,495
Issued for cash on private placements	2,024,500	326,288
Issued on business acquisitions (note 5)	1,195,000	239,000
Issued for services	50,000	12,500
Share issue costs	_	(8,992)
Balance, June 30, 2002	8,424,744	$1,684,291

(c) Stock options:

The following options to purchase common shares have been granted to directors, officers and employees. Options expire five years from the time of grant and can be exercised any time prior to expiry. At the time of grant, the exercise price is equal to the market price.

	June 30, 2002		June 30, 2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	361,800	$0.27	431,800	$0.27
Granted	297,600	$0.16	30,000	$0.20
Exercised	-	-	(100,000)	$0.27
Cancelled	(145,900)	$0.26	-	-
Outstanding, end of year	513,500	$0.21	361,800	$0.27

The following summarizes information about the stock options outstanding at June 30, 2002. All of these options are currently exercisable.

Range of exercise prices	Number outstanding at June 30, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.25	181,200	2.27	$0.25
$0.36	39,200	2.71	$0.36
$0.16	293,100	4.33	$0.16
$0.16 - $0.36	513,500	3.48	$0.21

NOTES TO FINANCIAL STATEMENTS

15. Share Capital cont'd

(d) Warrants:

The following warrants to purchase common shares have been issued to outsiders and investors of the Company. Warrants expire within two years from the time of issue and can be exercised at any time prior to expiry. At the time of the issue, the exercise price is equal to the market price.

	June 30, 2002		June 30, 2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	1,559,000	$0.30	234,500	$0.60
Issued	700,000	$0.20	1,324,500	$0.25
Exercised	-	-		-
Expired	(234,500)	$0.60	-	-
Outstanding, end of year	2,024,500	$0.23	1,559,000	$0.30

The following summarizes information about warrants outstanding at June 30, 2002.

All of these warrants are currently exercisable.

Range of exercise prices	Number outstanding at June 30, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.25	1,324,500	0.92	$0.25
$0.20	700,000	0.38	$0.20
$0.20 - $0.25	2,024,500	0.73	$0.23

16. INCOME TAXES

The income tax expense differs from the amount which would be obtained by applying the expected Canadian income tax rates as follows:

	2002	2001
Loss before income tax	$ (237,139)	$ (509,247)
Corporate income tax rate	41.11%	43.11%
Expected future income tax	(97,488)	(219,536)
Resulting from:		
Amortization	84,504	85,403
Capital cost allowance	(23,312)	(91,932)
Other items	(12,778)	(7,009)
Loss for which no benefit has been recognized	49,074	233,074
Income tax expense (recovery)	$ -	$ -

NOTES TO FINANCIAL STATEMENTS

16. Income Taxes cont'd

The Corporation and its wholly owned subsidiaries have the following deductions available for use against future years' income:

			Maximum annual Rate of Claim
Undepreciated capital costs	$	1,281,613	20 – 30%
Eligible capital expenditures	$	271,295	7%
Share issue costs	$	16,422	20%

The Corporation has incurred non-capital losses for income tax purposes of approximately $1,227,434, as at June 30, 2002. The related benefit has not been recorded, as the Corporation is unable to ascertain whether it is more likely than not these losses will be utilized in future periods. For this reason, no recovery has been recorded. Unless sufficient taxable income is earned, these losses will expire as follows:

2005	$	100,174
2006		109,875
2007		357,363
2008		540,649
2009		119,373
	$	1,227,434

Reconciliation of the Corporation's Income tax rate is as follows:

Federal income tax rate	36.00 %
Federal abatement	(10.00)%
Surtax	1.12 %
Provincial income tax rate	13.99 %
Combined federal and provincial income tax rate	41.11 %

17. FINANCIAL INSTRUMENTS

The Corporation's financial instruments included in the balance sheet are comprised of cash, short-term investments, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, other accounts payable, deferred revenue, long-term debt and capital lease obligations.

a) Fair values

The fair values of the Corporation's financial instruments do not differ significantly from their carrying values.

b) Credit risk

The Corporation's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

c) Interest rate risk

The Corporation is also exposed to interest rate cash flow risk to the extent that the bank indebtedness, bank loan and capital lease obligations are at floating interest rates.

NOTES TO FINANCIAL STATEMENTS

18. CHANGE IN NON-CASH OPERATING ACCOUNTS

	2002	2001
Accounts receivable	$ (156,060)	$ (98,527)
Inventory	(8,585)	17,283
Prepaid expenses and deposits	14,297	12,469
Accounts payable and accrued liabilities	150,954	313,299
Deferred revenue	138,158	-
	$ 138,764	$ 244,524

19. COMMITMENTS

The Corporation has operating lease commitments for clinic premises and equipment rental. Future payments pursuant to these commitments are as follows:

2003	$ 332,002
2004	303,039
2005	188,858
2006	145,199
2007	19,624
	$ 988,722

The Corporation has a commitment for a settlement agreement in the amount of $34,000. Future payments consist of $24,000 in 2003 and $10,000 in 2004.

20. SUBSEQUENT EVENTS

(a) Capital leases:

Effective July 2002 the Corporation renegotiated capital leases in the amount of $333,581. The new lease obligations are repayable in monthly installments of $7,138 including interest at 7.5%, due October 2009. The terms of the new lease obligations are no payments for the first three months and payments of interest only for the next three months.

(b) Dental contract:

The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta for a two-year period commencing October 15, 2002 to October 14, 2004.

(c) Stock options:

The Corporation granted stock options to acquire 299,000 shares to directors, officers and employees on September 5, 2002. The options have an exercise price of $0.10 and expire September 5, 2007.

(d) Private placement:

The Corporation issued a news release September 30, 2002 announcing that it will issue Common Shares through a private placement for a maximum of $300,000. The issue price will be $0.10 per share. PCG Ventures Inc. will purchase the majority of the shares. The placement is subject to regulatory approval and the approval of certain shareholders of PCG Ventures Inc.

In September of 2002, IHP signed a Letter of Intent with PCG Ventures Inc., a CPC shell on the TSX Venture Exchange. The anticipated transaction will see PCG subscribe for 2.7 million shares of IHP common stock as its "Qualifying Transaction". This will result in IHP increasing its cash position by $270,000.

CORPORATE INFORMATION

BOARD OF DIRECTORS

David B. McQuaig
President & CEO
International Health Partners Inc.

Randy Dawson
President of Alberta Spirits, Inc.

Dr. Nathaniel Podilsky
President of DentaCare

Robert Syverson
President of Crown Consulting,LLC

H. Steve Walton
Managing Director, Cypress Capital

OFFICERS

David B. McQuaig
President and CEO

Brian Lamb, CMA
Chief Financial Officer

Randy Dawson
Secretary

LEGAL COUNSEL

Drummond Phillips & Sevalrud LLP
Calgary, Alberta

BANKER

Bank of Montreal
Calgary, Alberta

AUDITORS

Buchanan Barry LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

TSX Venture Exchange
*Trading Symbol: **"IHP"***

TRANSFER SERVICES

Computershare Investor Services
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

HEAD OFFICE
Suite 201, 501 – 18th Ave. S.W.
Calgary, Alberta, Canada
T2S 0C7

Phone (403) 264-7664
Fax (403) 264-7640
Website: www.ihp.ca